Collplant Biotechnologies Ltd.

4 Oppenheimer St.

Weizmann Science Park

Rehovot 7670104

Israel

January 6, 2023

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Collplant Biotechnologies Ltd.
Registration Statement on Form F-3
File No. 333-269087

VIA EDGAR

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form F-3 (File No. 333-269087) filed by CollPlant Biotechnologies Ltd. on December 30, 2022 (the “Registration Statement”). Pursuant to Rule 473(c) of the Securities Act of 1933 (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated onto the cover page of the Registration Statement.

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.”

If you have any questions or comments in connection with this delaying amendment, please contact Eyal Peled of Greenberg Traurig, LLP at (212) 801-9210.

Very truly yours,

COLLPLANT BIOTECHNOLOGIES LTD.

By:	/s/ Eran Rotem
Name:	Eran Rotem
Title:	Deputy CEO and Chief Financial Officer